October 6, 1997




Board of Directors
FSB Financial Corporation
c/o R.J. McConnell, Esq.
Bose McKinney & Evans
2700 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN  46204


     Re:  Letter of Intent for Acquisition of FSB Financial Corporation
          -------------------------------------------------------------



Gentlemen:

     Our Board of Directors has authorized me to set forth our proposal that German American Bancorp (the `Company'') acquire FSB Financial Corporation (`FSB'') and its subsidiary, FSB Bank (the ``Bank'') pursuant to a merger or other acquisition transaction (the `Transaction''). The financial terms of the Transaction will involve the issuance by the Company to the shareholders of FSB of such number of shares of its common stock (`Company Stock'') as will have an aggregate market value (determined as of the closing date as set forth below) equal to 150 percent of the sum of (a) the book value of FSB at June 30, 1997, plus (or minus) (b) the amount of net earnings (loss) retained after payment of dividends, if any but before any securities transactions gains of FSB (as


                                  EXHIBIT 2.2


Board of Directors             2                October 6, 1997

determined to the satisfaction of the Company) from June 30, 1997, to the end of the month immediately preceding the month in which the transaction is effective, plus (c) if the executive bonus pool described in item 9 below is created by the Board of Directors of the Bank, and if the Bank thereby obtains a release from the Chief Executive Officer of all employment related claims, the after-tax effect of any bonus payment (not exceeding $75,000 pre-tax) that may be paid or payable to the Bank's present Chief Executive Officer thereunder (`Purchase Price'). Fees and expenses incurred by FSB in connection with the acquisition (but only to the extent that such fees and expenses exceed $15,000), and any amounts paid or payable before or after the closing pursuant to the executive retention bonus pool described in item 9 below, will be considered in determining the net earnings (loss) of FSB for purposes of computing the Purchase Price.

     The number of shares of Company Stock to be issued in the Transaction will be determined by dividing (a) the Purchase Price by (b) the market value of the Company Stock as of the closing date, as determined by averaging the closing bid and asked prices of the Company Stock on each of the ten trading days ending on the second trading day prior to the closing (the `Closing Market Value'').

     `Book Value'' of FSB shall be equal to its shareholders equity determined in accordance with generally accepted accounting principles applied on a consistent basis as at June 30, 1997.

     Consummation of the Transaction is conditioned upon preparation of and approval by the parties of a definitive agreement, containing such representations, warranties, conditions, and other matters as are customary in transactions of this type. None of such representation and warranties will survive the closing. In addition, the following terms and conditions are applicable to our proposal and will be contained in the definitive agreement:


Board of Directors             3                October 6, 1997

     1.The parties shall have obtained all the necessary or appropriate regulatory and shareholder approvals for consummation of the Transaction.

     2.FSB's earnings and financial condition, as described in its most recent financial statements filed with supervisory regulatory authorities and as determined at closing of the Transaction in connection with the determination of the Purchase Price, shall have been fully and fairly presented in accordance with generally accepted accounting principles and practices applicable to banks, consistently applied, including the full and fair disclosure of or adequate reserves against all liabilities, absolute or contingent, to which FSB was subject.

     3.A special review of FSB's financial statements and condition shall have been conducted by independent auditors and the Company's officers, the results of which (including a determination of the adequacy of all reserves) shall be fully satisfactory to both FSB and the Company. Pending completion of that review, both FSB and the Company shall endeavor to keep the existence of this letter of intent confidential.

     4.The operation and condition of the business, property, prospects and affairs, financial and otherwise, of FSB (including its levels of core deposits and loans) from the date of its most recent financial statements through the effective date of the proposed acquisition, shall have been continued without change, except changes in the ordinary course of business, which individually or in the aggregate shall not have been materially adverse.

     5.There shall have been no material change in the nature of FSB's business capital structure, compensation or dividend policies, and no additional


Board of Directors             4                October 6, 1997
       common stock of FSB shall have been issued; provided, however, that FSB may, at its expense and consequent reduction in Purchase Price, establish an executive retention bonus pool as described in item 9 below.

     6.All currently outstanding common stock of FSB and all Company Stock that will be issued pursuant to the proposed acquisition, shall have been duly authorized, validly issued, fully paid and nonassessable.

     7.There shall be a continuing absence of any pending or threatened litigation or administrative proceeding to restrain or invalidate the proposed acquisition or otherwise relating to or affecting the proposed acquisition.

     8.There shall be protection by FSB against the claims of any person who might be entitled to claim a brokerage fee as a result of contacts with FSB or its principal, and the expenses of any fairness opinion that FSB may request in connection with the Transaction shall be charged against earnings for purposes of determining the Purchase Price.

     9.In connection with this Transaction, we anticipate a simultaneous merger of the Bank with and into Community Trust Bank, an existing affiliate of the Company, or another of our affiliate banks. In accordance with our corporate policy and practice, we anticipate offering continued employment opportunities to your employees. However, because the position of Chief Executive Officer will not be available following the bank merger, the Company will not be in a position to offer comparable employment to the Bank's Chief Executive Officer following the Transaction. The Company would consider discussing other employment opportunities with the Bank's Chief Executive Officer, but recognizes that an employment position acceptable to both the Company and the Chief


Board of Directors             5                October 6, 1997
       Executive Officer may not be attainable. In light of this fact, the Company will not object to the establishment of an executive officer retention bonus pool for the purpose of securing the continued attention of selected Bank officers (including the Chief Executive Officer) to the Bank's business through and including the date of completion of the Transaction, payable upon closing of the Transaction subject to continued service through such date. Amounts paid or payable at or after closing under such pool shall be chargeable against net earnings
       (loss) of the Bank and will consequently result in a reduction of the Purchase Price, except that the after-tax effect of any bonus payment (not exceeding $75,000 pre-tax) that may be paid or payable to the Bank's present Chief Executive Officer will be added back to the Bank's adjusted book value for purposes of determining the Purchase Price if the Chief Executive Officer executes and delivers to the Bank a release of the Bank from any employment related claims.

     10.While we cannot give assurances as to the decision of our local bank affiliate (Community Trust Bank) in this regard, the Company is prepared to recommend that your Chairman of the Board be invited to join Community Trust Bank's Board of Directors.

     11.The Company and FSB shall receive satisfactory assurances at closing as to the tax-free nature of the transaction and the Company shall have received satisfactory comfort as to the eligibility for treatment under the pooling of interests method of accounting for financial reporting purposes.

     This letter, when executed by FSB, will be construed only as summarizing and considering our intentions at the present time. It does not constitute a binding contract on the part of the Company or FSB.


Board of Directors             6                October 6, 1997
     If our proposal meets with your approval and you desire to work toward the Transaction, please sign and return the enclosed copy of this letter to us, no later than October 8, 1997. The continued validity of the intentions expressed herein will depend on execution of the definitive agreement on or before November 1, 1997, or such later date as the parties may mutually agree.


                              Yours very truly,


                              GERMAN AMERICAN BANCORP



                              By: /s/ Mark A. Schroeder
                              -------------------------

                              President






     The foregoing is hereby approved and agreed to this 9th day of October, 1997, by and on behalf of FSB Financial Corporation by the undersigned thereunto duly authorized.


                              FSB FINANCIAL CORPORATION


Board of Directors             7                October 6, 1997

                              By:/s/ Michael B. McConnell
                              ---------------------------